Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2012	2011 (b)
Earnings available to cover fixed charges:
Income before income taxes	$506	$583
Less: Income from equity investees	(1)	(2)
	505	581
Plus: Fixed charges	191	198
Amortization of capitalized interest	4	4
Net loss attributable to noncontrolling interest	1	─
Less: Capitalized interest	(4)	(9)
Earnings available to cover fixed charges	$697	$774
Fixed charges (a):
Interest	$167	$170
Capitalized interest	4	9
Interest portion of rental expense	20	19
Total fixed charges	$191	$198
Ratio of earnings to fixed charges (b)	3.65x	3.91x

(a)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

(b)
Ratio computation has been amended to exclude costs related to the early extinguishment of debt from interest within total fixed charges. For the three months ended September 30, 2011, the ratio previously reported was 3.74x.

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